02049367

WINDELS MARX LANE & MITTENDORF

156 WEST 56TH STREET

NEW YORK, N.Y. 10019

TEL: (212) 237-1000

FAX: (212) 262-1215

NEW BRUNSWICK, NJ
—
PRINCETON, NJ
—
STAMFORD, CT
—
BONITA SPRINGS, FL

David Orlin
Direct Dial: (212) 237-1174
Fax (212) 237-1212
e-mail: dorlin@windelsmarx.com

August 14, 2002

VIA FEDERAL EXPRESS
(Do Not Release without Signature)
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BHP Billiton Plc - File No. 82-4647
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

P

Ladies and Gentlemen:

The following documents have been released to the public by BHP Billiton Plc, a public limited liability company incorporated under the laws of England and Wales, and are being furnished to the Securities and Exchange Commission (the "Commission") on behalf of BHP Billiton Plc pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

Press Release – BHP Billiton Plc – BHP Billiton Launches Demerger of BHP Steel – dated 13 May 2002.

BHP Billiton Plc Circular – Proposed Bonus Issue and Demerger of BHP Steel – dated 13 May 2002.

Press Release – BHP Billiton Plc – Notification of major interests in shares – dated 21 May 2002.

Press Release – BHP Billiton Plc – Notification of interests of directors – dated 23 May 2002.

Press Release – BHP Billiton Plc – Notification of interests of directors – dated 28 May 2002.

Press Release – BHP Billiton Plc – BHP Billiton Pursues Corporate Excellence – dated 29 May 2002.

Press Release – BHP Billiton Plc – Notification of interests of directors – dated 6 June 2002.

Press Release – BHP Billiton Plc – Notification of major interests in shares – dated 17 June 2002.

dw 8/19

Press Release – BHP Billiton Plc – BHP Billiton Sells Smith Ranch Uranium Operation to Cameco – dated 19 June 2002

Press Release – BHP Billiton Plc – BHP Billiton Announces Closure of Pering Lead Zinc Mine, Sth Africa – dated 25 June 2002

Press Release – BHP Billiton Plc – Notification of interests of directors – dated 28 June 2002

Press Release – BHP Billiton Plc – Notification of interests of directors – dated 1 July 2002

Press Release – BHP Billiton Plc – BHP Steel Demerger Effective Following Court Approval – dated 1 July 2002

The documents enclosed herewith are being furnished with the understanding that they will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such documents shall not constitute an admission for any purpose that BHP Billiton Plc is subject to the Exchange Act.

Very truly yours,

DO/cl
Enclosures

bhpbilliton

02 AUG 16 AM 9:09

NEWS RELEASE

Release Time IMMEDIATE

Date 13 May 2002

Number 29/02

BHP BILLITON LAUNCHES DEMERGER OF BHP STEEL

BHP Billiton today announced that it has lodged documents relating to the demerger of BHP Steel Limited (BHP Steel) from BHP Billiton Limited and the related bonus issue of shares to BHP Billiton Plc shareholders with the Australian Securities and Investment Commission (ASIC) and other regulators. Copies of these documents will be available on the Group's Internet site at www.bhpbilliton.com

BHP Billiton Chairman Don Argus said: "Today is a very significant step towards the planned public listing of BHP Steel in July this year. Since we announced our intention to separate and publicly list our steel flat and coated products business more than 12 months ago, there has been solid support for the listing from all of BHP Steel's stakeholders.

"There is recognition that the listing of BHP Steel will maximise the future prospects of that business by creating a stand-alone company focused on maintaining and enhancing its strong market reputation. Significantly, BHP Steel will be master of its own destiny in terms of capital management and that will prove a tremendous positive for the business going forward."

Mr Argus said: "BHP Steel will be able to pursue and capture market opportunities and ensure its long-term competitiveness in a way that would not have been possible if it had remained part of BHP Billiton. That has proven true of our former long steel products business, now OneSteel, which shortly after being spun-out from BHP went on to participate in a major industry consolidation transaction."

Eligible BHP Billiton Limited shareholders will receive one BHP Steel share for every five BHP Billiton Limited shares held. BHP Billiton Plc shareholders will not receive BHP Steel shares. Instead, to ensure equality in the economic treatment of BHP Billiton Plc shareholders, such shareholders will receive a bonus issue of BHP Billiton Plc shares to reflect the market value of the BHP Steel shares being distributed to BHP Billiton Limited shareholders.

The demerger aims to maximise the combined value of BHP Steel and the BHP Billiton Group. Importantly, the process provides eligible BHP Billiton Limited shareholders with the opportunity to retain their BHP Steel shares, to acquire additional shares prior to the public listing of BHP Steel or to sell part or all of their entitlement into a dedicated Sale Facility.

Mr Argus said: "Upon listing, BHP Steel will be a well-capitalised, independent company and will hold an important place within the Australian investment market. It will have an experienced and energetic Board and management team dedicated to maximising value for shareholders, many of whom will also continue to be BHP Billiton Limited shareholders."

Details of the demerger transaction mechanics are attached in the following appendices.

This announcement does not contain or constitute an offer or invitation to purchase or subscribe for any securities of BHP Billiton Limited, BHP Billiton Plc or BHP Steel in any jurisdiction, including the United States and should not be relied on in connection with any decision to purchase or subscribe for any such securities.

BHP Steel shares have not been and will not be registered under the US Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act.

Offers of shares in BHP Steel Limited are to be accompanied by a copy of the Retail Prospectus, the Shareholder Prospectus or the Institutional Offer Memorandum. Anybody wishing to acquire shares in BHP Steel will need to complete an application form or buy form (in the case of BHP Billiton Limited Shareholders) that will be in or will accompany the Retail Prospectus or the Shareholder Prospectus.

This announcement has been issued by BHP Billiton and the contents have been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 by ABN AMRO Corporate Finance Limited and Credit Suisse First Boston (Europe) Limited, which are regulated in the United Kingdom by the Financial Services Authority. ABN AMRO Corporate Finance Limited and Credit Suisse First Boston (Europe) Limited are acting exclusively for BHP Billiton and for no one else in connection with the demerger of BHP Steel and will not be responsible to anyone other than BHP Billiton for providing the protections afforded to clients of ABN AMRO Corporate Finance Limited and Credit Suisse First Boston (Europe) Limited, or for providing advice in relation to the demerger of BHP Steel.

For further information, please contact:

Australia
Dr. Robert Porter, Investor and Media Relations
Tel: + 61 3 9609 3540 Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

Appendix A

Capital Reduction, Scheme of Arrangement and Bonus Issue of BHP Billiton Plc Shares

As announced on 24 April 2002, the demerger will be implemented by way of a capital reduction and distribution of 94% of BHP Steel shares. Under the capital reduction and scheme of arrangement (the "Scheme"):

- the share capital of BHP Billiton Limited will be reduced by $0.69 for each BHP Billiton Limited share on issue at the record date, expected to be Friday, 5 July 2002; and
- eligible BHP Billiton Limited shareholders will be entitled to receive one BHP Steel share for every five BHP Billiton Limited shares held.

The return of capital by BHP Billiton Limited from its share capital account to BHP Billiton Limited shareholders will not be treated (in whole or part) as a dividend for Australian taxation purposes. In this regard, BHP Billiton Limited has sought and obtained a class ruling from the Australian Taxation Office.

BHP Billiton will offer for sale the remaining 6% of BHP Steel shares on issue under a sale facility (see below).

BHP Billiton Plc Shareholders will not receive BHP Steel shares. Instead, to ensure equality in the economic treatment of BHP Billiton Plc shareholders, such shareholders will receive a bonus issue of BHP Billiton Plc Shares to reflect the market value of the BHP Steel shares being distributed to BHP Billiton Limited Shareholders. The total number of shares to be issued under the bonus issue will be determined using the formula contained in Appendix B. The bonus issue is expected to be made on Monday, 22 July 2002 to holders of BHP Billiton Plc shares on the register as at Friday, 19 July 2002 (except for shareholders registered in the South African section of the register where the bonus shares are expected to be issued on 29 July 2002 to holders on the register as at 26 July 2002).

Further details relating to the capital reduction, Scheme and bonus issue of BHP Billiton Plc shares are contained in the Scheme Booklet that is being sent to BHP Billiton Limited shareholders and the BHP Billiton Plc Circular that is being sent to BHP Billiton Plc shareholders along with a copy of the Scheme Booklet.

Approval Process and Timetable

On Friday, 10 May 2002 the Federal Court of Australia ordered the convening of shareholder meetings of BHP Billiton Limited to approve the Scheme of Arrangement.

The Scheme and the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders are subject to the approval of both sets of BHP Billiton shareholders. An Extraordinary General Meeting of BHP Billiton Plc shareholders will take place at 9.30 a.m. (London time) and a General Meeting of BHP Billiton Limited shareholders will take place at 6.30 p.m. (Melbourne time), both on Wednesday, 26 June 2002. Further details are contained in the Notices of Meeting included within the BHP Billiton Plc Circular and BHP Billiton Limited Scheme Booklet respectively. Documents will be despatched to shareholders on or before 24 May 2002.

The Scheme is also subject to the approval of the Federal Court of Australia at a court hearing due to be held on Monday, 1 July 2002. The demerger is dependent on all of the above approvals being obtained.

BHP Billiton Limited will trade ex the entitlement to BHP Steel shares on 2 July 2002. On this date, the value of each BHP Billiton Limited share would be expected to fall, reflecting the separate value of BHP Steel shares.

Sale Facility and Offer of BHP Steel shares

Sale Facility

The Sale Facility is being offered to eligible BHP Billiton Limited shareholders who wish to offer to sell, prior to the listing of BHP Steel on ASX, some or all of the BHP Steel shares to which they are entitled under the Scheme. The BHP Steel shares attributable to Ineligible Overseas Shareholders will also be offered for sale under the Sale Facility and the proceeds of sale will be remitted to such Ineligible Overseas Shareholders. BHP Billiton will also offer to sell under the Sale Facility its 6% holding of BHP Steel shares to ensure a minimum supply of BHP Steel shares under the Offer.

BHP Steel shares will be sold under the Sale Facility at the final price determined following the close of the institutional bookbuild process (see below) (the "Final Price"). An indicative price range of $2.60 to $3.30 per BHP Steel share has been determined by BHP Billiton after consultation with the Joint Global Coordinators, and is based partly on preliminary indications from potential investors. The Final Price will be determined by BHP Billiton after consultation with the Joint Global Coordinators and may be set above, within or below the Indicative Price Range. The Final Price is expected to be announced on Monday, 15 July 2002.

BHP Billiton retains the right not to proceed with the Sale Facility, or to proceed with the Sale Facility but not sell all of the BHP Steel shares available for sale. If the Sale Facility does proceed, BHP Billiton will first sell under the Sale Facility all of the 6% of BHP Steel shares held by it on its own behalf.

Details of the Sale Facility are contained in the Scheme Booklet, the Shareholder Prospectus (for Australian and New Zealand BHP Billiton Limited shareholders) and the Sale Facility Circular (for other BHP Billiton Limited shareholders).

Offer

It is intended that the Offer will consist of a minimum of 54 million BHP Steel shares, being the BHP Steel shares to be offered for sale by BHP Billiton and the estimated number of BHP Steel shares to be offered for sale on behalf of Ineligible Overseas Shareholders. The BHP Steel shares which eligible BHP Billiton Limited shareholders offer to sell under the Sale Facility will also form part of the pool of BHP Steel shares for sale under the Offer. Accordingly, the actual number of BHP Steel shares being offered for sale under the Offer is expected to exceed 54 million BHP Steel shares.

The Offer will be structured in two parts:

- the Retail Offer – to retail investors in Australia and New Zealand, including BHP Billiton Limited shareholders in Australia and New Zealand; and
- the Institutional Offer – to Australian institutional investors and participating member organisations of ASX and, to the extent permitted by applicable law, international institutional investors.

The price ultimately paid by successful applicants under the Retail Offer and the Institutional Offer will be the Final Price (described above).

Details of the Offer are contained in the Shareholder Prospectus being sent to BHP Billiton Limited shareholders in Australia and New Zealand with the Scheme Booklet, and in the Retail Prospectus available to other prospective BHP Steel investors in Australia and New Zealand. The prospectuses are available on our website to BHP Billiton Limited shareholders and other potential retail and institutional investors, except to persons in the United States.

BHP Steel is expected to commence trading on ASX (on a conditional and deferred settlement basis) on Monday, 15 July 2002.

Copies of the Scheme Booklet and other information relating to the demerger of BHP Steel will be available on our Internet site: http://www.bhpbilliton.com.

BHP Billiton Shareholder enquiries can be directed to the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00a.m. and 5.00p.m. (Australian Eastern Standard Time). Alternatively, please send an email to share.department@bhpbilliton.com.

Advisers

ABN AMRO Corporate Finance Australia Limited and Credit Suisse First Boston Australia Limited are acting as financial advisers to BHP Billiton on the demerger of BHP Steel.

Appendix B

Bonus Issue Formula

The total number of bonus BHP Billiton Plc shares to be issued will be determined by the following formula:

$$A = \frac{(B \times C) \times (D / E)}{F - (B \times C / E)}$$

Where:

- A = number of bonus BHP Billiton Plc shares to be issued
- B = VWAP of BHP Steel shares sold under the Sale Facility and BHP Steel shares traded on ASX during the first five trading days
- C = number of BHP Steel shares to which BHP Billiton Limited shareholders are entitled under the Scheme (including any BHP Steel shares sold on behalf of Ineligible Overseas Shareholders*)
- D = number of BHP Billiton Plc shares on issue as at the BHP Billiton Plc record date (expected to be 19 July 2002)
- E = number of Fully Paid BHP Billiton Limited shares in issue as at the BHP Billiton Limited record date (expected to be 5 July 2002)
- F = VWAP of BHP Billiton Plc shares traded on the LSE over the same five day trading period used to calculate the VWAP of BHP Steel Shares

Note: VWAP = Volume Weighted Average Price

** This number does not include the BHP Steel shares to be sold by BHP Billiton Limited as they are not being distributed to BHP Billiton Limited shareholders. The proceeds from the sale of these BHP Steel shares will benefit BHP Billiton and, as a consequence, all BHP Billiton shareholders*

The VWAP of BHP Billiton Plc shares (F) is reduced by the value distributed per BHP Billiton Limited share (B x C / E) to calculate a theoretical ex bonus price for BHP Billiton Plc.

For illustrative purposes, based on the mid-point of the Indicative Price Range and using a BHP Billiton Plc share price of £3.66 (being the closing price of £3.88 on 8 May 2002, adjusted to give a theoretical ex bonus price), and the Australian dollar/British pound exchange rate of 2.6940 as at 9 May 2002, approximately 139 million new BHP Billiton Plc shares would be issued. This equates to 2.3% of the aggregate number of ordinary shares on issue by BHP Billiton, or approximately a one for 16.72 issue of BHP Billiton Plc shares. The actual number of BHP Billiton plc shares to be issued will depend on the actual value of BHP Steel and BHP Billiton as set out above and may be higher or lower than this indicative figure.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. This document should be read in conjunction with the accompanying Scheme Booklet. If you are in any doubt as to the action you should take, you should seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all of your BHP Billiton Plc Shares, please send this document and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected for delivery to the purchaser or transferee.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document is neither an offer to sell nor a solicitation to buy securities as such terms are defined under the US Securities Act of 1933, as amended.

BHP Billiton Plc Shares are traded on the London Stock Exchange, the JSE and the Paris Bourse. Application will be made to the UK Listing Authority for the New BHP Billiton Plc Shares to be admitted to the Official List, and to the London Stock Exchange for the New BHP Billiton Plc Shares to be admitted to trading on the London Stock Exchange's market for listed securities, which applications, once granted, will together constitute admission to official listing on a stock exchange. It is expected that admission of the New BHP Billiton Plc Shares to the Official List and to trading on the London Stock Exchange will become effective, and that dealings in the New BHP Billiton Plc Shares will commence, on 22 July 2002. Application will also be made for the New BHP Billiton Plc Shares to be listed on the JSE and the Paris Bourse and it is expected that dealings in the New BHP Billiton Plc Shares on the JSE and the Paris Bourse will also commence on 22 July 2002.

---

bhpbilliton

BHP Billiton Plc

Proposed Bonus Issue and Demerger of BHP Steel

Circular to BHP Billiton Plc Shareholders

and

Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of BHP Billiton Plc which is set out on pages 3 to 6 of this document and which contains the Board's recommendation that you vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below.

The Notice of the Extraordinary General Meeting of BHP Billiton Plc, to be held at 9.30 a.m. at Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday, 26 June 2002 is set out on page 18 of this document. A Form of Proxy for use by BHP Billiton Plc Shareholders is enclosed with this document. To be valid the Form of Proxy should be completed in accordance with the instructions thereon and returned as soon as possible, but in any event so as to be received by BHP Billiton Plc's registrars no later than 9.30 a.m. (London time) on Monday, 24 June 2002. BHP Billiton Plc Shareholders registered in the United Kingdom section of the register should return the Form of Proxy to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, United Kingdom. BHP Billiton Plc Shareholders registered in the South African section of the register should return the Form of Proxy to Computershare, 7th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa.

This document has been issued by BHP Billiton Plc and the contents have been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 by ABN AMRO Corporate Finance Limited and Credit Suisse First Boston (Europe) Limited, which are regulated in the United Kingdom by the Financial Services Authority. ABN AMRO, ABN AMRO Corporate Finance Limited, CSFB and Credit Suisse First Boston (Europe) Limited are acting exclusively for BHP Billiton and for no one else in connection with the Bonus Issue and the Steel Demerger and will not be responsible to anyone other than BHP Billiton for providing the protections afforded to clients of ABN AMRO, ABN AMRO Corporate Finance Limited, CSFB and Credit Suisse First Boston (Europe) Limited, or for providing advice in relation to the Bonus Issue or the Steel Demerger.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS[1]

Latest time for receipt of Forms of Proxy	9.30 a.m. on Monday, 24 June 2002
Extraordinary General Meeting of BHP Billiton Plc	9.30 a.m. on Wednesday, 26 June 2002
General Meeting of BHP Billiton Limited	6.30 p.m.[2] on Wednesday, 26 June 2002
BHP Steel Shares commence trading on a deferred settlement basis on ASX	Monday, 15 July 2002[3]
Calculation of number of New BHP Billiton Plc Shares to be issued pursuant to the Bonus Issue	Close of business, Friday, 19 July 2002[3]
Last date for trading in BHP Billiton Plc Shares cum the entitlement to the Bonus Issue on the London Stock Exchange, the JSE and the Paris Bourse	Friday, 19 July 2002[3]
Bonus Issue record date for BHP Billiton Plc Shareholders registered in the United Kingdom section of the register	Friday, 19 July 2002[3]
BHP Billiton Plc Shares commence trading ex the entitlement to the Bonus Issue on the London Stock Exchange, the JSE and the Paris Bourse	Monday, 22 July 2002[3]
Dealings in New BHP Billiton Plc Shares commence on the London Stock Exchange, the JSE and the Paris Bourse	Monday, 22 July 2002[3]
CREST accounts credited in respect of New BHP Billiton Plc Shares	Monday, 22 July 2002[3]
Share Certificates despatched for New BHP Billiton Plc Shares issued to BHP Billiton Plc Shareholders registered in the United Kingdom section of the register	Monday, 22 July 2002[3]
Bonus Issue record date for BHP Billiton Plc Shareholders registered in the South African section of the register	Friday, 26 July 2002[3]
CSDPs' and brokers' accounts credited in respect of New BHP Billiton Plc Shares issued to dematerialised BHP Billiton Plc Shareholders on the South African section of the register	Monday, 29 July 2002[3]
Share Certificates despatched for New BHP Billiton Plc Shares issued to certificated BHP Billiton Plc Shareholders registered in the South African section of the register	Monday, 29 July 2002[3]

(1) Times are London times unless otherwise stated
(2) Melbourne (Australia) time
(3) These dates are indicative only and will depend, among other things, on the approval of certain dates in relation to the Steel Demerger by ASX and the Federal Court of Australia

Part 1

LETTER FROM THE CHAIRMAN OF BHP BILLITON PLC

bhpbilliton

BHP Billiton Plc
1-3 Strand
London WC2N 5HA United Kingdom
Tel +44 (0)20 7747 3800 Fax +44 (0)20 7747 3900
www.bhpbilliton.com

13 May 2002

To all holders of BHP Billiton Plc Shares and, for information only, to the holder of the BHP Billiton Plc Preference Shares, the holder of the BHP Billiton Plc Special Voting Share and to participants in the BHP Billiton Plc Restricted Share Scheme and the BHP Billiton Plc Co-Investment Plan.

Dear Shareholder

Proposed Bonus Issue and Demerger of BHP Steel

Background

At the time of the announcement of the DLC Merger between Billiton Plc and BHP Limited in March 2001, BHP Limited disclosed its intention to demerge BHP Steel and separately list it on ASX.

The demerger will be implemented by way of a capital reduction of BHP Billiton Limited and a pro rata transfer of BHP Steel Shares to BHP Billiton Limited Shareholders on the basis of one BHP Steel Share for every five BHP Billiton Limited Shares held by each such shareholder.

BHP Billiton Plc Shareholders will not be entitled to BHP Steel Shares; rather, as foreshadowed at the time of the DLC Merger, they will receive an appropriate adjustment to reflect the value distributed to BHP Billiton Limited Shareholders. The Board has determined that a bonus issue of BHP Billiton Plc Shares to BHP Billiton Plc Shareholders is the most appropriate form of adjustment in the circumstances. The effect of the Bonus Issue will be that BHP Billiton Plc Shareholders will collectively hold a marginally increased interest in the combined BHP Billiton group.

There is no legal requirement for the BHP Billiton Plc Shareholders to approve the Bonus Issue or the Steel Demerger. However, the Board stated at the time of the DLC Merger that the Steel Demerger and the accompanying action to compensate BHP Billiton Plc Shareholders (the Bonus Issue) would be put to shareholders of both BHP Billiton Plc and BHP Billiton Limited. The purpose of this document is to provide BHP Billiton Plc Shareholders with information that the Board believes to be material to such shareholders in deciding whether to approve the Bonus Issue and the Steel Demerger.

BHP Billiton Plc Shareholder approval will be sought at an Extraordinary General Meeting to be held at 9.30 a.m. on 26 June 2002 at Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, notice of which is set out at the end of this document.

The Steel Demerger

BHP Steel is a company involved in the manufacture and distribution of flat and coated steel products. BHP Steel's main operations are located in Australia, New Zealand, Asia and the United States. If the Steel Demerger and Bonus Issue are approved, BHP Steel will become separately listed on ASX.

The Steel Demerger will be implemented by way of a capital reduction of BHP Billiton Limited pursuant to which the share capital of BHP Billiton Limited will be reduced by A$0.69 for each BHP Billiton Limited Share in issue. BHP Billiton Limited Shareholders' entitlement to the amount of the Capital Reduction will be applied against the transfer of BHP Steel Shares to BHP Billiton Limited Shareholders on the basis that each such shareholder will receive one BHP Steel Share for every five BHP Billiton Limited Shares held. 94% of the total number of BHP Steel Shares in issue will be distributed to BHP Billiton Limited Shareholders in this way.

Registered Office is as above
Registered in England No 3196209

BHP Billiton intends to establish a facility pursuant to which certain eligible BHP Billiton Limited Shareholders may sell some or all of the BHP Steel Shares to which they are entitled, which shares shall be offered to retail investors in Australia and New Zealand and certain institutional investors in specified jurisdictions. In order to ensure a minimum supply of BHP Steel Shares under this offer, BHP Billiton intends to sell the remaining 6% of BHP Steel Shares into this facility.

Further information in relation to BHP Steel and the Steel Demerger is contained in the accompanying Scheme Booklet, which has been sent to BHP Billiton Limited Shareholders and is enclosed for your information.

Bonus Issue

An issue of bonus shares in BHP Billiton Plc to BHP Billiton Plc Shareholders will be undertaken in order to compensate BHP Billiton Plc Shareholders for the value distributed to BHP Billiton Limited Shareholders under the Steel Demerger. The Bonus Issue will be implemented by the capitalisation of a portion of BHP Billiton Plc's share premium account, with the New BHP Billiton Plc Shares being allotted to holders of existing BHP Billiton Plc Shares on the register on the Record Date, expected to be 19 July 2002 (except for BHP Billiton Plc Shareholders registered in the South African section of the register whose entitlement will be determined at a later date, expected to be 26 July 2002, to allow for T+5 settlement through the STRATE system to take place).

The total number of New BHP Billiton Plc Shares to be issued to BHP Billiton Plc Shareholders will be determined by reference to the volume weighted average price (VWAP) of BHP Steel Shares sold under the Sale Facility and BHP Steel Shares traded during the first five trading days on ASX and the VWAP of BHP Billiton Plc Shares traded on the London Stock Exchange during the same five day trading period. A formula for determining the number of New BHP Billiton Plc Shares to be issued to BHP Billiton Plc Shareholders is set out in Part 2 of this document. The formula has been designed to ensure that the value per BHP Billiton Plc Share received by each BHP Billiton Plc Shareholder pursuant to the Bonus Issue matches as closely as possible the value per BHP Billiton Limited Share received (in the form of BHP Steel Shares) by each BHP Billiton Limited Shareholder pursuant to the Steel Demerger. Because BHP Billiton Plc Shares will not trade ex the entitlement to the Bonus Issue until 22 July 2002 (the intended date of issue of the New BHP Billiton Plc Shares), the formula adjusts the BHP Billiton Plc share price to calculate a theoretical ex bonus price.

For illustrative purposes, based on the mid-point of the indicative price range for BHP Steel of A$2.60 to A$3.30 (as set out in the Scheme Booklet) and using a BHP Billiton Plc Share price of 366p (being the closing price of 388p on 8 May 2002, the latest practicable date prior to the date of this document, adjusted to give a theoretical ex bonus price), approximately 139 million New BHP Billiton Plc Shares would be issued. This equates to 6.0% of the issued share capital of BHP Billiton Plc, or approximately a one for 16.72 bonus issue. The actual number of New BHP Billiton Plc Shares to be issued will depend on the actual value of BHP Steel and BHP Billiton Plc (as set out in the formula in Part 2 of this document) and may be higher or lower than this indicative figure.

It is expected that the Bonus Issue will become effective on 22 July 2002 and the New BHP Billiton Plc Shares will be issued on the same date to BHP Billiton Plc Shareholders registered in the United Kingdom section of the register and on 29 July 2002 to BHP Billiton Plc Shareholders registered in the South African section of the register.

Rationale for the Steel Demerger

If implemented, the Steel Demerger will give effect to BHP Billiton's strategy of focussing its business on natural resources. The Board believes that the principal benefits of the Steel Demerger, from the BHP Billiton perspective, are:

Increased business focus

BHP Billiton will be able to focus its attention and financial resources on its core minerals and petroleum businesses.

Enhanced investor awareness

The reduced complexity of BHP Billiton should improve investor understanding of its businesses and strategy. This transparency is expected to increase the likelihood of BHP Billiton achieving its appropriate market valuation.

Release of cash to BHP Billiton

On or before completion of the Steel Demerger (expected to be 22 July 2002), BHP Steel will repay to BHP Billiton approximately A$565 million of inter-company debt, using funds raised from external financiers. In addition, BHP Billiton is expected to receive approximately A$124 million (£46.0 million) to A$157 million (£58.3 million) (based on the indicative price range for BHP Steel) from the sale of its 6% holding of BHP Steel Shares under the Sale Facility. The proceeds of the sale of these BHP Steel Shares will be applied to general corporate purposes, including the reduction of debt.

Impact of the Steel Demerger on BHP Billiton

The Steel Demerger is not expected to have a material impact on BHP Billiton's earnings and gearing. For the six months ended 31 December 2001, BHP Steel made up A$87 million (approximately 3.8%) of BHP Billiton's net profit and A$2,778 million (approximately 10.9%) of BHP Billiton's net assets.

BHP Billiton will not retain an ownership interest in BHP Steel following the Steel Demerger unless, contrary to its intention, it is unable to sell its 6% holding of BHP Steel Shares under the Sale Facility. In addition, regardless of whether BHP Billiton retains any BHP Steel Shares following the Steel Demerger, BHP Billiton will not have any representation on the board of directors of BHP Steel. However, a number of contractual arrangements have been or will be entered into between BHP Billiton and BHP Steel. These arrangements deal with the specific ongoing business relationships between BHP Billiton and BHP Steel, and include a licence agreement under which BHP Steel will be entitled to use the "BHP" trademark and acronym in its company, business and domain names until 30 June 2004, unless terminated earlier. At the end of this two year period, BHP Steel will be required to use a new name.

If BHP Billiton retains any BHP Steel Shares following the completion of the Sale Facility, BHP Billiton will not dispose of any of these BHP Steel Shares for a minimum period of 180 days from the date of listing of BHP Steel other than with the prior approval of the Joint Global Coordinators, or pursuant to a takeover bid or scheme of arrangement under the Corporations Act relating to BHP Steel Shares.

The Board recognises that there are costs involved with the Steel Demerger and some potential risks to BHP Billiton if it is implemented, such as the risk that BHP Billiton may lose BHP Steel as a customer of its products in the future. There is also a risk that BHP Steel could become involved in controversies or litigation during the term of the licence referred to above and that these may adversely affect the value or reputation of the BHP name and, consequently, the BHP Billiton name. In addition, the fact that BHP Steel and BHP Billiton will share the "BHP" trademark, despite being separate and unrelated companies, may create the risk of disputes over the use of that trademark. Total transaction costs of the Steel Demerger (including the Bonus Issue) are estimated at A$65 million (£24.1 million), of which A$47 million (£17.5 million) will be borne by BHP Billiton. The Board acknowledges these costs and potential risks but believes that they will be outweighed by the expected benefits of the Steel Demerger.

Share Schemes

Holders of awards under the Share Schemes are not entitled (in respect of their awards) to participate in the Bonus Issue. In accordance with the rules of the Share Schemes, the BHP Billiton Plc Directors will adjust the number of BHP Billiton Plc Shares comprised in an award to take account of the Bonus Issue. BHP Billiton Plc will communicate details of adjustments to the holders of awards in due course.

Approval Process

Shareholders of both BHP Billiton Plc and BHP Billiton Limited will be asked to vote on various resolutions to approve the Bonus Issue and the Steel Demerger. **Each resolution must be approved in order for the Bonus Issue and the Steel Demerger to be implemented.** In addition the Scheme, which forms part of the Steel Demerger, is subject to court approval in Australia.

The key steps to implement the Bonus Issue and the Steel Demerger are:

- BHP Billiton Plc Shareholders will be asked to vote on, and approve, a resolution endorsing both the Bonus Issue and the Steel Demerger.

- BHP Billiton Limited Shareholders will be asked to vote on, and approve, three resolutions in respect of: (i) the Capital Reduction, (ii) the Scheme, and (iii) the Bonus Issue.

- The Scheme must then be approved by the Federal Court of Australia at a court hearing due to be held on 1 July 2002.

If any of the above resolutions are not passed or court approval is not obtained, the Bonus Issue and the Steel Demerger will not be implemented.

Your Board's unanimous recommendation is set out at the end of this letter.

Further Information

Your attention is drawn to the information set out in the accompanying Scheme Booklet and also to the further details of the terms of the Bonus Issue, the information on taxation and the additional information set out in Parts 2, 3 and 4 of this document respectively.

Extraordinary General Meeting

As indicated above, the Bonus Issue and Steel Demerger are subject, amongst other things, to the approval of the BHP Billiton Plc Shareholders, which will be sought at the Extraordinary General Meeting. At that meeting, the resolution as set out in the Notice of Meeting on page 18 of this document will be proposed to approve the Bonus Issue and Steel Demerger.

Action You Should Now Take

You should consider the information set out in this document carefully and we urge you to exercise your voting rights. You may do so by attending the Extraordinary General Meeting in person, or by completing and signing the enclosed Form of Proxy in accordance with the instructions set out thereon and returning it as soon as possible, but in any event to arrive no later than 9.30 a.m. (London time) on Monday, 24 June 2002. BHP Billiton Plc Shareholders registered in the United Kingdom section of the register should return the Form of Proxy to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, United Kingdom. BHP Billiton Plc Shareholders registered in the South African section of the register should return the Form of Proxy to Computershare, 7th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, other than members who have dematerialised their holding of BHP Billiton Plc Shares through a CSDP or broker, who should not complete a Form of Proxy but should instead complete and sign the enclosed voting instruction form and return it to their CSDP or broker.

By returning the Form of Proxy you will not preclude yourself from attending the meeting and voting in person should you wish to do so.

Recommendation of the Board

The Board, which has received financial advice from ABN AMRO and CSFB, considers the Bonus Issue and the Steel Demerger to be in the best interests of BHP Billiton Plc and the BHP Billiton Plc Shareholders as a whole. In giving their advice to the Board, ABN AMRO and CSFB have relied upon the commercial assessments of the Board. The Board unanimously recommends you to vote in favour of the resolution to be proposed at the Extraordinary General Meeting, as the BHP Billiton Plc Directors intend to do in respect of their respective beneficial holdings, being in aggregate 1,048,752 BHP Billiton Plc Shares, which represent 0.05% of BHP Billiton Plc's existing issued ordinary share capital.

Yours faithfully

Don Argus
Chairman

Part 2

FURTHER DETAILS OF THE TERMS OF THE BONUS ISSUE

At the Extraordinary General Meeting a resolution will be proposed to approve the Steel Demerger and authorise the BHP Billiton Plc Directors to make the Bonus Issue.

The BHP Billiton Plc Shareholders who will be eligible to participate in the Bonus Issue will be those whose names appear in the register at the close of business on the Record Date (except for BHP Billiton Plc Shareholders registered in the South African section of the register whose eligibility will be determined at a later date to allow for T+5 settlement through the STRATE system to take place). Please note that if you sell any of your BHP Billiton Plc Shares prior to the close of business on the Record Date (or the last day to trade for BHP Billiton Plc Shareholders registered in the South African section of the register) (other than ex the right to receive the New BHP Billiton Plc Shares to be issued pursuant to the Bonus Issue), you must pass to the purchaser of such BHP Billiton Plc Shares any New BHP Billiton Plc Shares issued to you in respect of such shareholding. The Record Date is expected to be 19 July 2002 and the South African Record Date is expected to be 26 July 2002 (with the last day to trade expected to be 19 July 2002), but the actual dates depend on the approval of certain dates in relation to the Steel Demerger by ASX and the Federal Court of Australia.

On the basis of the expected timetable set out on page 2 of this document, BHP Billiton Plc Shareholders registered on the South African section of the register will not be permitted to dematerialise their holdings of BHP Billiton Plc Shares (and members who have already dematerialised their holdings will not be permitted to rematerialise their holdings) between 15 July 2002 and 26 July 2002 (both dates inclusive). In addition, the registrars will not permit transfers between sections of the register during this time.

The total number of New BHP Billiton Plc Shares to be issued to BHP Billiton Plc Shareholders will be determined by reference to the price of BHP Steel Shares (as measured by the VWAP of BHP Steel Shares sold under the Sale Facility and BHP Steel Shares traded on ASX during the first five trading days) and the price of BHP Billiton Plc Shares (as measured by the VWAP of BHP Billiton Plc Shares traded on the London Stock Exchange (adjusted to give a theoretical ex bonus price) during the same five day trading period used to calculate the VWAP of BHP Steel Shares).

The total number of New BHP Billiton Plc Shares to be issued will be determined by the following formula:

$$A = \frac{(B \times C) \times (D / E)}{F - (B \times C / E)}$$

Where:

A = Number of New BHP Billiton Plc Shares to be issued

B = VWAP of BHP Steel Shares sold under the Sale Facility and BHP Steel Shares traded on ASX during the first five trading days[(1)]

C = Number of BHP Steel Shares to which BHP Billiton Limited Shareholders are entitled under the Scheme[(2)]

D = Number of BHP Billiton Plc Shares in issue as at the Record Date

E = Number of ordinary shares in BHP Billiton Limited in issue as at the BHP Billiton Limited record date (expected to be 5 July 2002)

F = VWAP of BHP Billiton Plc Shares traded on the London Stock Exchange over the same five day trading period used to calculate the VWAP of BHP Steel Shares

(1) The mid Australian dollar/pound sterling exchange rate at 4 p.m. (London time) provided by WMR (London Fixing Page) will be used to convert, on a daily basis, the VWAP of BHP Steel Shares from Australian dollars into pounds sterling.

(2) This number does not include the BHP Steel Shares to be sold by BHP Billiton on its own behalf since they are not being distributed to BHP Billiton Limited Shareholders. The proceeds from the sale of these BHP Steel Shares will benefit BHP Billiton and, as a consequence, both BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders.

Fractional entitlements will be rounded up (to the nearest whole New BHP Billiton Plc Share) if the fractional entitlement would represent half or more than half of a BHP Billiton Plc Share, or otherwise rounded down.

The New BHP Billiton Plc Shares will rank pari passu in all respects with the existing BHP Billiton Plc Shares (other than the right to the interim dividend which is expected to be paid on 3 July 2002 to holders of BHP Billiton Plc Shares on the register at the close of business on 7 June 2002). The New BHP Billiton Plc Shares will carry the voting rights and rights to share in any surplus on winding up as provided in BHP Billiton Plc's Articles of Association. A summary of those rights is set out in Part 4 of this document.

Subject to approval of the resolution at the Extraordinary General Meeting and the UK Listing Authority agreeing to admit the New BHP Billiton Plc Shares to the Official List, the London Stock Exchange agreeing to admit the New BHP Billiton Plc Shares to trading and the JSE and Paris Bourse agreeing to list the New BHP Billiton Plc Shares, BHP Billiton Plc expects to despatch share certificates in respect of the New BHP Billiton Plc Shares to BHP Billiton Plc Shareholders on the United Kingdom section of the register, and to credit relevant CREST accounts, on 22 July 2002 or as soon as possible thereafter and to despatch share certificates in respect of the New BHP Billiton Plc Shares to BHP Billiton Plc Shareholders on the South African section of the register, and to credit CSDPs' or brokers' accounts, on 29 July 2002.

Dealings in the New BHP Billiton Plc Shares are expected to commence on the London Stock Exchange, the JSE and the Paris Bourse on 22 July 2002. Renounceable documents of title will not be issued.

The New BHP Billiton Plc Shares will be registered securities and will be transferable in the usual common form subject to the discretion of the BHP Billiton Plc Directors as stated in the Articles. A summary of the relevant provisions is set out in Part 4 of this document. The New BHP Billiton Plc Shares may be held in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the Regulations).

Part 3

TAXATION

1. United Kingdom taxation

The comments set out below are based on current United Kingdom law and what is understood to be current UK Inland Revenue practice. They are intended only as a general guide and apply only to BHP Billiton Plc Shareholders resident for tax purposes in the United Kingdom only, who hold shares in BHP Billiton Plc as an investment and who are the absolute beneficial owners thereof. Certain categories of shareholder, such as dealers, may be subject to special rules and this summary does not apply to such shareholders. BHP Billiton Plc Shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

Bonus Issue: The Bonus Issue should be treated for taxation purposes as a reorganisation of share capital, and as such should not give rise to a charge to capital gains tax or corporation tax on chargeable gains. Instead, the existing BHP Billiton Plc Shares held by a BHP Billiton Plc Shareholder and the New BHP Billiton Plc Shares issued pursuant to the Bonus Issue should, taken together, be treated as the same asset as the original BHP Billiton Plc Shares, acquired at the same time and for the same price. This principle applies equally to the application of taper relief (for individuals) and the indexation allowance (for corporates).

The Bonus Issue should not result in a charge to tax as income. The Bonus Issue should not give rise to a charge to stamp duty or stamp duty reserve tax unless the New BHP Billiton Plc Shares are issued (a) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts.

Dividends: BHP Billiton Plc will not be required to withhold tax at source when paying a dividend.

Individual BHP Billiton Plc Shareholders who are resident in the United Kingdom (for tax purposes) and who receive a dividend from BHP Billiton Plc will be entitled to a tax credit which such shareholders may set off against their total income tax liability on the dividend. The tax credit will be equal to 10% of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend received. A United Kingdom resident individual BHP Billiton Plc Shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10% of the gross dividend, so that the tax credit will satisfy in full such BHP Billiton Plc Shareholder's liability to income tax on the dividend. A United Kingdom resident individual BHP Billiton Plc Shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. In the case of United Kingdom resident individual BHP Billiton Plc Shareholders who are liable to income tax at the higher rate, the tax credit will be set against but not fully match their tax liability on the gross dividend and they will have to account for additional tax equal to 22.5% of the gross dividend (which is also equal to 25% of the cash dividend received) to the extent that the gross dividend when treated as the top slice of their income falls above the threshold for higher rate income tax.

United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by BHP Billiton Plc, although charities will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.

Tax credits on dividends paid by BHP Billiton Plc in respect of shares held in personal equity plans (PEPs) or individual savings accounts (ISAs) will be repayable on dividends paid on or before 5 April 2004.

United Kingdom resident corporate BHP Billiton Plc Shareholders will generally not be subject to corporation tax on dividends paid by BHP Billiton Plc. Such BHP Billiton Plc Shareholders will not be able to claim repayment of tax credits attaching to dividends.

Non-United Kingdom resident BHP Billiton Plc Shareholders will not generally be able to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by BHP Billiton Plc. A BHP Billiton Plc Shareholder resident outside the United Kingdom may also be subject to taxation on dividend income under local law.

Taxation of Capital Gains: United Kingdom resident BHP Billiton Plc Shareholders may, depending on their circumstances, be liable to United Kingdom taxation on chargeable gains in respect of gains arising from a sale or other disposal of New BHP Billiton Plc Shares.

2. United States taxation

This section describes the material US federal income tax consequences of the Bonus Issue to US holders. For purposes of this section, a "US holder" is a beneficial owner of BHP Billiton Plc Shares that is (i) a citizen or resident of the US, (ii) a corporation created or organised in the US or any political subdivision thereof, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

For US federal income tax purposes, a US holder will not be required to include any amount in income as a result of receiving BHP Billiton Plc Shares pursuant to the Bonus Issue. The US holder will be required to allocate its tax basis in its BHP Billiton Plc Shares, determined immediately prior to the distribution of New BHP Billiton Plc Shares, between the holder's pre-distribution BHP Billiton Plc Shares, on the one hand, and the New BHP Billiton Plc Shares on the other, in proportion to their relative fair market values on the date the New BHP Billiton Plc Shares are distributed.

Accordingly, a US holder's tax basis in BHP Billiton Plc Shares received under the Bonus Issue will equal the holder's tax basis in its BHP Billiton Plc Shares, determined immediately before the distribution of New BHP Billiton Plc Shares, multiplied by the fair market value of the New BHP Billiton Plc Shares and divided by the fair market value of all BHP Billiton Plc Shares held by the holder immediately following the distribution, in each case determining the fair market value of BHP Billiton Plc Shares as of the date of the distribution. In addition, the holder will have a holding period for the New BHP Billiton Plc Shares received that includes the holder's holding period for the BHP Billiton Plc Shares on which the New BHP Billiton Plc Shares were distributed.

The advice set out above is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. The advice may not apply to US holders that are members of special classes of holders subject to special rules (such as US holders that hold BHP Billiton Plc Shares as part of a straddle or a hedging or conversion transaction).

US holders are encouraged to consult their own tax advisers as to the US federal, as well as the US state and local and non-US, tax consequences to them of the Bonus Issue in their particular circumstances.

3. South African taxation

The comments set out below are based on existing South African law and what is understood to be current South African Revenue practice. They are intended only as a general guide and apply only to BHP Billiton Plc Shareholders resident for tax purposes in South Africa, who hold shares in the Company as a long-term investment. Shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside South Africa, should consult their own professional advisers immediately.

The Bonus Issue is generally regarded to be the receipt of capitalisation shares from a South African perspective. Although the receipt of the New BHP Billiton Plc Shares comprising the Bonus Issue should not have any negative fiscal implications, there are a number of issues to be taken into account with reference to the potential disposal of these shares. Should the existing BHP Billiton Plc Shares held by the South African resident have been held as trading stock, there is a specific provision in the South African Income Tax Act, 1962 (the Act) to the effect that so-called capitalisation shares awarded by any company to shareholders of that company shall have no value as trading stock in the hands of the recipients. Should these shares therefore subsequently be disposed of, the gross proceeds will be included in the gross income of the resident.

The so-called safe haven rules contained in section 9B of the Act to the effect that shares are deemed to be held on capital account, only apply to shares of which the relevant shareholder had been the owner of as a listed share for a continuous period of at least five years. Should section 9B apply, the New BHP Billiton Plc Shares and the existing BHP Billiton Plc Shares held by a shareholder shall be deemed to be one and the same share if:

(i) the BHP Billiton Plc Shareholders' participation rights and interests whatsoever, in BHP Billiton Plc remain unaltered; and

(ii) no consideration passes directly or indirectly from the BHP Billiton Plc Shareholder in relation to the issue of the New BHP Billiton Plc Shares.

For the purposes of capital gains tax that was introduced into the South African fiscal system from 1 October 2001, capitalisation shares must be treated as having a base cost of zero. Thus, all BHP Billiton Plc shares issued pursuant to the Bonus Issue will have a zero value. Depending on the way in which a particular shareholder may account for its holding in shares, for instance weighted average, first in first out or specific identification, suitable adjustments have to be made.

Part 4

ADDITIONAL INFORMATION

1. Registrars

BHP Billiton Plc's registrars in the United Kingdom are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, United Kingdom and in South Africa are Computershare, 7th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa.

2. Summary of rights and restrictions attaching to the New BHP Billiton Plc Shares

The rights and restrictions attaching to the New BHP Billiton Plc Shares will be as set out in the Articles in relation to the existing BHP Billiton Plc Shares. These may be summarised, as regards income, return of capital and voting, as follows:

Income: Subject to the payment of the preferential dividend on the Preference Shares and the Special Voting Share, the holders of BHP Billiton Plc Shares are entitled to be paid any further profits of BHP Billiton Plc available for distribution and determined to be distributed. Any dividend payable on BHP Billiton Plc Shares which has remained unclaimed for 12 years from the date when it becomes due for payment will be forfeited and will cease to remain owing by BHP Billiton Plc.

Capital: On a return of capital on a winding up after paying such sums as may be due in priority to the holders of any other class of shares in the capital of BHP Billiton Plc, the holders of BHP Billiton Plc Shares and the holder of the Special Voting Share are entitled to receive out of the surplus an equal amount for each BHP Billiton Plc Share and Special Voting Share subject to a maximum in the case of the Special Voting Share of the nominal capital paid up on such share.

Voting: The holders of BHP Billiton Plc Shares are entitled in respect of their holding of such shares to receive notice of any general meeting of BHP Billiton Plc and to attend and vote at any such general meeting. At any such meeting, on a show of hands every holder of BHP Billiton Plc Shares present in person will have one vote and on a poll every such holder present in person or by proxy will have one vote for every share of which he is the holder.

3. Summary of rights and restrictions attaching to the Preference Shares

The rights and restrictions attaching to the Preference Shares are as set out in the Articles. The special rights and privileges as regards income, return of capital and voting may be summarised as follows:

Income: Out of the profits available for distribution and resolved to be distributed, the holders of the Preference Shares are entitled in priority to any payment of dividend to the holders of any other class of shares to be paid a fixed cumulative preferential dividend at a rate of 5.5% per annum, such dividend to be paid annually in arrears on 31 July in each year or if any such date is a Saturday, Sunday or public holiday in England, on the first business day following such date in each year. Payments of the preferential dividend will be made to holders on the register at any date selected by the BHP Billiton Plc Directors up to 42 days prior to the relevant fixed dividend date. The holders of Preference Shares are not entitled to any further or other right of participation in the profits of BHP Billiton Plc.

Capital: On a return of capital on a winding up, the holders of the Preference Shares are entitled in priority to any payment to the holders of any other class of shares to the repayment of a sum equal to the nominal capital paid up or credited as paid up on the Preference Shares held by them and accrual (if any) of the preferential dividend whether such dividend has been earned or declared or not, calculated up to the date of commencement of the winding up. The holders of the Preference Shares are not entitled to any further or other right of participation in the assets of BHP Billiton Plc.

Voting: The holders of the Preference Shares, by virtue of and in respect of their holdings of Preference Shares, have the right to receive notice of any general meeting of BHP Billiton Plc and to attend, speak and vote at a general meeting of BHP Billiton Plc only if and when, at the date of the notice convening such meeting, the preferential dividend on such Preference Shares is six months or more in arrears, or if a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holders of the Preference Shares or for the winding up of BHP Billiton Plc, in which case they are only entitled to vote on such resolution.

4. Summary of rights and restrictions attaching to the Special Voting Share

The rights and restrictions attaching to the Special Voting Share are as set out in the Articles. The special rights and privileges as regards income, return of capital and voting may be summarised as follows:

Income: Subject to the payment of the preferential dividend on the Preference Shares, but in priority to any dividends on all other classes of shares, the holder of the Special Voting Share is entitled to be paid a fixed dividend of US$0.01 per annum payable annually in arrears on 31 July.

Capital: On a return of capital on a winding up after paying such sums as may be due in priority to the holders of any other class of shares in the capital of BHP Billiton Plc, the holder of the Special Voting Share and the holders of BHP Billiton Plc Shares are entitled to receive out of the surplus an equal amount for the Special Voting Share and each BHP Billiton Plc Share subject to a maximum in the case of the Special Voting Share of the nominal capital paid up on such share.

Voting: The holder of the Special Voting Share is entitled to receive notice of any general meeting of BHP Billiton Plc and to attend any such general meeting. At any such meeting, the holder of the Special Voting Share is entitled to cast on a poll the Specified Number of votes (as described below) some of which may be cast for and others against any resolution in such numbers as the holder may determine.

In relation to a resolution of BHP Billiton Plc on a Joint Electorate Action (as defined in the Articles), the Specified Number will be the total number of votes cast on the equivalent resolution at the parallel general meeting of BHP Billiton Limited. On any resolution to approve a Class Rights Action (as defined in the Articles), the Specified Number will be equal to 34% (in relation to an action to be approved by special resolution) and 67% (in relation to an action to be approved by ordinary resolution), in each case, of the aggregate number of votes attaching to all classes of issued shares in BHP Billiton Plc which could be cast on such resolution.

5. Transfer of shares

All transfers of BHP Billiton Plc Shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the BHP Billiton Plc Directors and may be under hand only. The instrument of transfer must be signed by or on behalf of the transferor and (except in the case of fully-paid BHP Billiton Plc Shares) by or on behalf of the transferee. The transferor will remain the holder of the BHP Billiton Plc Shares concerned until the name of the transferee is entered in the register. All transfers of BHP Billiton Plc Shares which are in uncertificated form may be effected by means of a relevant system (as defined in the Regulations).

The BHP Billiton Plc Directors may decline to recognise any instrument of transfer relating to BHP Billiton Plc Shares in certificated form unless it is in respect of only one class of share, and is lodged at the transfer office (duly stamped if required) accompanied by the relevant share certificate(s) and such other evidence as the BHP Billiton Plc Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person). In the case of a transfer of BHP Billiton Plc Shares in certificated form by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the BHP Billiton Plc Shares in question.

The BHP Billiton Plc Directors may, in the case of BHP Billiton Plc Shares in certificated form, in their absolute discretion and without assigning any reason therefor refuse to register any transfer of BHP Billiton Plc Shares (not being fully-paid BHP Billiton Plc Shares) provided that, where any such BHP Billiton Plc Shares are admitted to the Official List, such discretion may not be exercised in such a way as to prevent dealings in the BHP Billiton Plc Shares from taking place on an open and proper basis. The BHP Billiton Plc Directors may also refuse to register an allotment or transfer of BHP Billiton Plc Shares (whether fully paid or not) in favour of more than four persons jointly.

If the BHP Billiton Plc Directors refuse to register an allotment or transfer they must within two months after the date on which the letter of allotment or transfer was lodged with the Company (in the case of shares held in certificated form), or the Operator-instruction (as defined in the Regulations) was received by BHP Billiton Plc (in the case of BHP Billiton Plc Shares held in uncertificated form), send to the allottee or transferee notice of the refusal.

Part 5
DEFINITIONS

"ABN AMRO"	ABN AMRO Corporate Finance Australia Limited
"ABN AMRO Rothschild"	ABN AMRO Equity Capital Markets Australia Limited and Rothschild Australia Securities Limited, trading as ABN AMRO Rothschild
"Articles"	the articles of association of BHP Billiton Plc
"ASX"	Australian Stock Exchange Limited
"BHP Billiton"	the combined BHP Billiton group, comprising BHP Billiton Plc and BHP Billiton Limited and (where the context requires) their subsidiaries
"BHP Billiton Limited Shareholders"	holders of ordinary shares in the capital of BHP Billiton Limited
"BHP Billiton Plc Directors"	the directors of BHP Billiton Plc
"BHP Billiton Plc Shareholders"	holders of BHP Billiton Plc Shares
"BHP Billiton Plc Shares"	ordinary shares of US$0.50 each in the capital of BHP Billiton Plc
"BHP Steel"	BHP Steel Limited (ABN 16 000 011 058)
"BHP Steel Shares"	ordinary shares in the capital of BHP Steel
"Board"	the board of directors of BHP Billiton Plc and/or the board of directors of BHP Billiton Limited, as the context requires
"Bonus Issue"	the issue of New BHP Billiton Plc Shares to existing BHP Billiton Plc Shareholders by way of capitalisation of part of the share premium account of BHP Billiton Plc on the terms described in this document
"Capital Reduction"	the reduction of the share capital of BHP Billiton Limited forming part of the Steel Demerger
"Corporations Act"	the Corporations Act 2001 (Commonwealth of Australia)
"CREST"	a relevant system (as defined in the Regulations) in respect of which CrestCo Limited is the Operator (as defined in the Regulations)
"CSFB"	Credit Suisse First Boston Australia Limited
"DLC Merger"	the dual listed companies merger in June 2001 between BHP Billiton Plc (formerly Billiton Plc) and BHP Billiton Limited (formerly BHP Limited)
"Extraordinary General Meeting"	the extraordinary general meeting of BHP Billiton Plc to be held on 26 June 2002, notice of which is set out on page 18 of this document
"Joint Global Coordinators"	ABN AMRO Rothschild and CSFB
"JSE"	JSE Securities Exchange South Africa
"London Stock Exchange"	the London Stock Exchange plc
"New BHP Billiton Plc Shares"	the BHP Billiton Plc Shares to be issued pursuant to the Bonus Issue
"Official List"	the official list maintained by the UK Listing Authority
"Preference Shares"	the 50,000 5.5% cumulative preference shares of £1 each in the capital of BHP Billiton Plc

"Record Date"	the record date of the Bonus Issue (other than for BHP Billiton Plc Shareholders registered in the South African section of the register), expected to be 19 July 2002
"Regulations"	the Uncertificated Securities Regulations 2001
"Sale Facility"	the facility to be established and implemented by BHP Billiton under which BHP Billiton Limited will sell the BHP Steel Shares not distributed and certain eligible BHP Billiton Limited Shareholders may sell some or all of the BHP Steel Shares to which they are entitled under the Scheme prior to the listing of BHP Steel on ASX
"Scheme"	the scheme of arrangement between BHP Billiton Limited and BHP Billiton Limited Shareholders, subject to any alterations or conditions made or required by the court pursuant to section 411 of the Corporations Act 2001 (Commonwealth of Australia)
"Scheme Booklet"	the booklet addressed to BHP Billiton Limited Shareholders which gives further information relating to the Scheme, enclosed with this document
"Share Schemes"	the BHP Billiton Plc Restricted Share Scheme and the BHP Billiton Plc Co-Investment Plan
"South African Record Date"	the record date of the Bonus Issue (for BHP Billiton Plc Shareholders registered in the South African section of the register), expected to be 26 July 2002
"Special Voting Share"	the special voting share of US$0.50 in the capital of BHP Billiton Plc
"Steel Demerger"	the divestment by BHP Billiton Limited of certain of its steel businesses to be implemented in the manner as more fully described in the Scheme Booklet
"STRATE"	the authorised Central Securities Depositary for the electronic settlement of financial instruments on the JSE
"UK Listing Authority"	the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000
"US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.
"VWAP"	volume weighted average price

BHP BILLITON Plc

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of BHP Billiton Plc (the "Company") will be held at 9.30 a.m. on 26 June 2002 at Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE for the purpose of considering and, if thought fit, passing the following resolution:

THAT subject to and conditional on:

(i) the reduction of BHP Billiton Limited's share capital being approved by the BHP Billiton Limited shareholders;

(ii) the scheme of arrangement between BHP Billiton Limited and the holders of its fully paid shares and the holders of its partly paid shares (the "Scheme") being approved by the Federal Court of Australia (with or without modification);

(iii) an office copy of the orders of the Federal Court of Australia approving the Scheme being lodged with the Australian Securities and Investments Commission; and

(iv) the Bonus Issue as defined in the accompanying circular to shareholders dated 13 May 2002 (the "Circular") being approved by BHP Billiton Limited Shareholders,

the Steel Demerger as described in the Circular be approved and the Directors be authorised to capitalise sums standing to the credit of the Company's share premium account in paying up in full new ordinary shares of US$0.50 each (having the rights set out in the Articles of Association of the Company) and allotting and distributing such shares credited as fully paid up to the holders of ordinary shares on the register of members of the Company on the relevant record date (as described in the Circular), on the basis described in the Circular.

Date: 13 May 2002

Registered office:
1-3 Strand
London WC2N 5HA

BY ORDER OF THE BOARD
Karen J Wood
Company Secretary

Notes:

1. Only persons entered on the register of members of the Company at 6.00 p.m. on the day which is two days prior to the date of the meeting or any adjournment of it shall (if otherwise entitled to do so) be entitled to attend and vote at the meeting or any such adjournment. This is in accordance with Regulation 41 of the Uncertificated Securities Regulations 2001.
2. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a member of the Company. A form of proxy is enclosed. The appointment of a proxy will not prevent a shareholder of the Company from subsequently attending and voting at the meeting in person.
3. To be valid for the meeting, a form of proxy should be completed, signed and lodged (together with any power of attorney or other authority under which it is signed or a certified copy of such power or authority). Shareholders registered in the United Kingdom section of the register should return the form of proxy to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, UK. Shareholders registered in the South African section of the register should return the form of proxy to Computershare, 7th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa. Forms of proxy must be logged by not later than 48 hours before the time for which the meeting is convened or, in the case of a poll taken otherwise than at or on the same day as the meeting, 48 hours before the time for taking the poll.

Printed by **St Ives Burrups** B670670/7057
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

bhpbilliton

Date 21st May 2002

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Mary Taylor - Deputy Secretary

Tel: +44 20 7747 3854

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company BHP BILLITON PLC	**2.**	Name of shareholder having a major interest LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION REFERS TO SHAREHOLDER NAMED IN PT. 2 ABOVE	**4.**	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them PLEASE SEE ANNEXED LIST

5.	Number of shares/amount of stock acquired **N/A**	**6.**	Percentage of issued class **N/A**	**7.**	Number of shares/amount of stock disposed **845,508**	**8.**	Percentage of issued cl **0.04%**

10

9.	Class of security ORDINARY US$0.50	**10.**	Date of transaction **A NUMBER OF TRANSACTIONS CUMULATING ON 17 MAY 2002**	**11.**	Date company informed **20 MAY 2002**

12.	Total holding following this notification **69,046,847**	**13.**	Total percentage holding of issued class following this notification 2.97%
14.	Any additional information LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED NO LONGER HAS A NOTIFIABLE INTEREST IN BHP BILLITON PLC	**15.**	Name of contact and telephone number for queries INES WATSON **+44 (0)20 7747 3976**
16.	Name and signature of authorised company official responsible for making this notification **INES WATSON**		

Date of notification 20 May 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Annexe

NAME OF THE REGISTERED HOLDER(S)

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775229
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 886603
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 361602
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 754612
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 766793
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 252605
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 770286
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866197
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 130007
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 904332

Issued by: BHP Billiton Plc

Date: 23 May 2002

For Release: 24 May 2002

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton announces that on 22 May 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 7,426 ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton was notified of the transaction on 23 May 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme and Co-Investment Plan (*not any director of BHP Billiton or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs P M Anderson, B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 287,627 shares as potential beneficiaries of the Trust.

Issued by: BHP Billiton Plc

To: Company Announcements Office: Announcement

Date: 28 May 2002

For Release: 7.00 a.m., 29 May 2002

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton Plc announces that on 27 May 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, sold 2,508 ordinary shares of US$0.50 in BHP Billiton Plc at a price of R57.7133 per share. BHP Billiton Plc was notified of the transaction on 28 May 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs P M Anderson, B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 285,119 shares as potential beneficiaries of the Trust.

Ends

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 29 May 2002

Number 33/02

BHP BILLITON PURSUES CORPORATE EXCELLENCE

BHP Billiton today announced internally a number of initiatives consistent with the Strategic Framework presented to investors on 8 April 2002. That framework established various performance measures for the group, including the target of raising return on capital to above 15% by FY2006, *inter-alia*, by reducing operating costs by US$ 500 million over the 3-year period to 2005.

BHP Billiton Deputy CEO Brian Gilbertson said: "With the integration of BHP and Billiton complete, the focus has moved to the delivery of superior returns for our shareholders. To that end, I have today announced a number of initiatives that will simplify our corporate structure and processes, improve focus on our core activities and on a small number of other key initiatives, and entrench operational excellence through the BHP Billiton Way."

Among various other decisions is the cutting back on venture capital activities and the termination of the internal aviation service.

These changes will be effective from 1 July 2002, and will result in approximately 100 redundancies. An associated accounting charge will be recorded in the fourth quarter of FY2002.

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

Issued by: BHP Billiton Plc

To: Company Announcements Office: Announcement

Date: 6 June 2002

For Release: 7.00 a.m., 7 June 2002

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton Plc announces that on 5 June 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, sold 15,467 ordinary shares of US$0.50 in BHP Billiton Plc at a price of £3.81274 per share. BHP Billiton Plc was notified of the transaction on 6 June 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs P M Anderson, B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 269,652 shares as potential beneficiaries of the Trust.

Ends

Annexe

NAME OF THE REGISTERED HOLDER(S)

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775229
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 886603
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 361602
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 754612
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 766793
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 252605
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 770286
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866197
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 130007
CITIBANK LDN A/C 6008256918
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 904332

bhpbilliton

Date 17th June 2002

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Ines Watson - Assistant Secretary

Tel: +44 20 7747 3976

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company BHP BILLITON PLC	2.	Name of shareholder having a major interest LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION REFERS TO SHAREHOLDER NAMED IN PT. 2 ABOVE	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them PLEASE SEE ANNEXED LIST

5.	Number of shares/amount of stock acquired **70,689,269**	6.	Percentage of issued class **3.05%**	7.	Number of shares/amount of stock disposed **N/A**	8.	Percentage of issued cl[illegible] **N/A**

10

9.	Class of security ORDINARY US$0.50	10.	Date of transaction **A NUMBER OF TRANSACTION CUMULATED IN A NOTIFIABLE INTEREST ON 10 JUNE 2002**	11.	Date company informed **14 JUNE 2002**

12.	Total holding following this notification **70,689,269**	13.	Total percentage holding of issued class following this notification 3.05%
14.	Any additional information	15.	Name of contact and telephone number for queries INES WATSON **+44 (0)20 7747 3976**
16.	Name and signature of authorised company official responsible for making this notification **INES WATSON**		

Date of notification 14 June 2002

Enquiries: Company Monitoring and Enquiries; UK Listing Authority

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 19 June 2002

Number 36/02

BHP BILLITON SELLS SMITH RANCH URANIUM OPERATION TO CAMECO

BHP Billiton subsidiary, Rio Algom Mining LLC (RAMC), today reached agreement for the sale of its wholly owned Smith Ranch in-situ uranium mine in Wyoming, USA, to Cameco Corporation of Canada. The sale completes BHP Billiton's exit from uranium production as part of its planned divestment of non-core businesses.

The sale agreement is subject to final approval by various regulatory agencies.

Smith Ranch, BHP Billiton's only operating uranium asset, produces natural uranium concentrates and sells its output to the power generation industry. It was acquired by Billiton as part of its acquisition of Rio Algom Ltd in 2000. In calendar year 2001, Smith Ranch produced 0.93 million pounds of uranium.

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

bhpbilliton

NEWS RELEASE

Release Time **IMMEDIATE**

Date **25 June 2002**

Number **37/02**

BHP BILLITON ANNOUNCES CLOSURE OF PERING LEAD ZINC MINE, STH AFRICA

BHP Billiton Base Metals today announced that the Pering Mine in South Africa will cease operations at the end of 2002. The mine was originally expected to close in early 2004, however, recent market conditions have necessitated that this be accelerated.

Brad Mills, President, BHP Billiton Base Metals commented, "The Pering Mine has been in operation for 16 years but the ore reserve is now nearly depleted. Pering will continue to operate at maximum plant capacity until the economically mineable reserve is depleted, which it is estimated will be by December 2002. Thereafter full scale closure and reclamation activities will commence."

Over the life of the mine, Pering produced approximately 39 000 tonnes of zinc concentrate and 6 000 tonnes of lead concentrate per annum.

The social and environmental impact of the mine's closure has been and will continue to be a focal point of the closure plan. Together with the trade unions, a significant effort is being placed on the development of a social plan aimed at reducing the economic impact on Pering's 193 employees. The social plan focuses on non-mining related job creation projects to assist in the sustainability of the Reivilo town and the local community.

***

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor and Media Relations
Tel: +44 207 747 3956
email: Mark.Lidiard@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

Issued by: BHP Billiton Plc

To: London Stock Exchange

Date: 28 June 2002

For Release: 7.00 a.m., 1 July 2002

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton Plc announces that on 28 June 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, acquired the following ordinary shares of US$0.50 each in BHP Billiton Plc:

Number of shares	Price per share
391,009	£3.47584
1,113	R54.60

Also on 28 June 2002, Billiton ESOP Trustee Limited sold 471 ordinary shares of US$0.50 in BHP Billiton Plc at a price of £3.4225 per share. The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

BHP Billiton Plc was notified of these transactions on 28 June 2002.

Following the above sale Messrs P M Anderson, B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 661,303 shares as potential beneficiaries of the Trust.

Ends

Issued by: BHP Billiton Plc

To: London Stock Exchange

Date: 1 July 2002

For Release: 7.00 a.m., 2 July 2002

Contact: Bernadette Wheatley 020 7747 3896

Notification of interests of directors

BHP Billiton Plc announces that on 1 July 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 1,421 ordinary shares of US$0.50 each in BHP Billiton Plc.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

BHP Billiton Plc was notified of this transaction on 1 July 2002.

Following the above sale Messrs P M Anderson, B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 659,882 shares as potential beneficiaries of the Trust.

Ends

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 1 July 2002

Number 37/02

BHP STEEL DEMERGER EFFECTIVE FOLLOWING COURT APPROVAL

BHP Billiton announced that the demerger of BHP Steel would be implemented after the Federal Court of Australia approved the Scheme of arrangement between BHP Billiton Limited and holders of both its fully paid and partly paid ordinary shares earlier today.

The Scheme of arrangement became effective, pursuant to section 411 of the Corporations Act, upon lodgement of a copy of the orders made by Justice Finklestein of the Federal Court with the Australian Securities and Investments Commission (ASIC). Legal separation of BHP Steel from BHP Billiton will occur on Monday 22 July 2002.

BHP Billiton Chairman Don Argus said: "The achievement of regulatory approval and shareholder approval for the demerger of BHP Steel marks an important milestone in the history of BHP Billiton and the future of BHP Steel. BHP Steel has a long and proud history, not only in Australia but also as a supplier of steel products to much of the world. We are proud to have played a part in the demerger of BHP Steel and are confident that it will bring value to the shareholders of BHP Billiton and BHP Steel."

Eligible BHP Billiton Limited shareholders will receive one BHP Steel share for every five BHP Billiton Limited shares held at the close of registers on Friday 5 July 2002. BHP Billiton Limited will trade ex the entitlement to BHP Steel shares on Tuesday 2 July 2002.

BHP Billiton Plc shareholders will receive a bonus issue of BHP Billiton Plc shares to reflect the market value of the BHP Steel shares being distributed to BHP Billiton Limited shareholders. BHP Billiton Plc will trade ex the entitlement to the bonus issue on Monday 22 July 2002.

A Retail Offer of BHP Steel shares to retail investors in Australia and New Zealand, including BHP Billiton Limited shareholders in those jurisdictions, is currently in progress. In addition, a Sale Facility is being offered to eligible BHP Billiton Limited shareholders who wish to offer to sell, prior to the listing of BHP Steel, some or all of the BHP Steel

shares to which they are entitled. Applications under the Retail Offer and elections under the Sale Facility (excluding institutional selling shareholders) must be received by 5.00 pm (Melbourne time), Thursday 4 July 2002. Offers to sell by institutional selling shareholders must be received by 5.00 pm, Friday 12 July 2002.

An Institutional Offer to Australian institutional investors and participating member organisations of ASX and, to the extent permitted by applicable law, international institutional investors, will open on Tuesday 9 July 2002 and close at 5.00 pm, Friday 12 July 2002. The price ultimately paid by successful applicants under the Institutional Offer and Retail Offer and the price received by successful applicants under the Sale Facility will be the Final Price. The Final Price is expected to be announced on Monday 15 July 2002.

BHP Steel is expected to commence trading on ASX (on a conditional and deferred settlement basis) on Monday 15 July 2002.

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com